04035688

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Stockholm, July 12, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

JUL 20 2004

Gunilla Swardh
Compliance Manager

Enclosure

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/21

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Net Asset Value Report January – June 2004

Investor's net asset value on June 30, 2004 amounted to SEK 93,543 m. (SEK 122 per share), compared with SEK 83,063 m. (SEK 108 per share) on December 31, 2003.

The net asset value increased by SEK 10,480 m. (5,832), or 13 percent (9), during the first six months of the year. The change in net asset value includes consolidated income after tax totaling SEK 7,732 m. (611), corresponding to SEK 10.08 per share (0.80).

The value of Investor's total assets was SEK 109,459 m. on June 30, 2004, as against SEK 103,656 m. on December 31, 2003. Net debt amounted to SEK 15,916 m. at the close of the six-month period, compared with SEK 20,593 m. December 31, 2003, corresponding to 15 percent of total assets, as against 20 percent at year-end 2003.

The value of Core Holdings increased by SEK 11,009 m. during the first six months of the year (7,952). Ericsson and ABB accounted for most of the increase: SEK 7,742 m. and SEK 1,082 m., respectively, while the value of Investor's holding in AstraZeneca changed by SEK -650 m.

Investor acquired shares in Ainax for SEK 1,022 m. in the second quarter. In the first quarter of 2004, Investor sold shares in AstraZeneca for SEK 7,320 m.

The value of New Investments increased by SEK 471 m. during the period (-447). Investments in the first six months totaled SEK 1,214 m. (1,106) and shares were sold for SEK 1,519 m. within the New Investments business (1,275).

The total return on Investor shares was 14 percent in the first six months of 2004 (20). The total return was 2 percent in the second quarter (28). During the past 12-month period the total return has been 36 percent (-22).

Investor's key figures

	6/30 2004	3/31 2004	12/31 2003	6/30 2003
Assets, SEK m.	109 459	107 734	103 656	87 754
Net debt, SEK m.	-15 916	-16 150	-20 593	-19 153
Net asset value, SEK m.	93 543	91 584	83 063	68 601
Net asset value per share, SEK	122	119	108	90
Development during the period/quarter	**January-June 2004**	**January-June 2003**	**April-June 2004**	**April-June 2003**
Change in net asset value, SEK m.	10 480	5 832	1 959	9 832
Change in net asset value, percent	13	9	2	17
Change in net asset value per share, SEK	14	8	3	13

Investor has chosen to release this net asset value report to provide financial information to the market as quickly as possible. Due to current accounting regulations, Investor's associated companies are to be reported in accordance with the equity method in the consolidated income statement and consolidated balance sheet. As a consequence, Investor waits for the interim reports of associated companies before preparing its own formal interim report (see "Accounting Principles" for further information). The formal interim report will be released August 27, 2004.

The net asset value report can also be accessed on the Internet at www.investorab.com

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

President's comments

Continuing positive development of net asset value

Following the recent historic and sharp decline in stock markets, Investor's net asset value has now increased for five consecutive quarters, driven by positive developments within our holdings, a partial recovery of the capital markets and a more stable economic environment. During the past few years, work within holdings has been focused to a large extent on strengthening of balance sheets, improving operating margins and maintaining market competitiveness. These efforts have produced gratifying results, which is now allowing the companies to focus more on initiatives for the future and continued profitable growth.

A balance between growth and stability creates the basis for competitive growth in Investor's net asset value. During the past few years, we have taken several steps to increase our share of companies with high growth potential while maintaining a balance between the selected business sectors Healthcare, Technology, Engineering and Financial Services. As a whole, companies in which Investor is an owner today have good prerequisites for achieving attractive growth over time.

In the second quarter we increased our underlying position in Scania by purchasing approximately 16 percent of Ainax, a newly listed company holding Volvo's former A-shares in Scania. We have previously stated that we were interested in increasing our stake in Scania, which had experienced an uncertain ownership situation. The fact that we have a long history with Scania and its industry was a strength in the investment analysis. However, the transaction should not only be viewed as a sound financial investment but also as a step towards finding a satisfactory long-term solution to Scania's ownership.

Scania is a good illustration of a holding in which our ownership position has enabled us to participate in the building of a company during different phases and changing economic environments. We have had an ownership stake in Scania ever since Investor was established in 1916. Scania's ability to be innovative, its product and process development and continuing sound profitability, are impressive.

The recently launched "R" truck series, continuing efficiency improvement measures, well-developed service operations and potential in a number of growth markets, build a platform for anticipating positive performance.

Within the New Investments business, comprised of our initiatives in venture capital and buyouts, we are experiencing a trend similar to that for our core holdings. A growing number of companies are now showing improvements in sales and profitability. The recovery of the capital markets has been positive for these activities. For example, we have seen better conditions for initial public offers and trade sales.

The mobile operator 3 launched its first services about a year ago. The first year has been intense and involved a number of challenges. 3's activities are developing positively. 3 has been attracting more and more subscribers in step with the launch of new service offerings and the introduction of a growing number of 3G handset models. 3 will have close to 60 dedicated "3 stores" in Sweden and Denmark by the end of 2004. It is pleasing to note how more and more customer groups are learning about and using mobile broadband services.

Investor has continued its program to reduce costs, which were more than 9 percent lower than in the corresponding period last year. We have also focused intensely on maintaining a strong financial position. At mid-year, Investor's leverage was down to 15 percent, as against 20 percent on December 31, 2003.

Our work to build companies constantly evolves through new phases. Whatever phase a company is in, our role as an owner is to contribute to the company's development with the view to establishing a leading position in its sectors, drawing upon the knowledge and experience in our organization and international network.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On June 30, 2004, Investor's net asset value amounted to SEK 93,543 m. (68,601)[1], corresponding to SEK 122 per share (90).

Investor's net asset value

	6/30 2004		12/31 2003	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	118	90 435	112	85 841
New Investments	17	13 023	16	12 745
Other Holdings	3	2 365	4	2 924
Other Operations	3	1 959	2	1 561
Other assets and liabilities	2	1 677	1	585
Total assets	**143**	**109 459**	**135**	**103 656**
Net debt	-21	-15 916	-27	-20 593
Total net asset value	**122**	**93 543**	**108**	**83 063**

Investor's net asset value increased by SEK 10,480 m. (5,832), or 13 percent, in the first six months of the year (9). In the second quarter the net asset value rose by SEK 1,959 m. (9,832), or by 2 percent (17).

For more information: nav.investorab.com


Change in net asset value
SEK bn.
SEK/share
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
6/30 2004
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During the six-month period, Core Holdings changed the net asset value by SEK 12,368 m. (9,358), New Investments by SEK 299 m. (-508), Other Holdings by SEK 64 m. (111) and Other Operations by SEK 10 m. (86). The corresponding figures for the second quarter were SEK 2,330 m. (13,016), SEK -75 m. (-428), SEK 49 m. (55) and SEK -8 m. (82).

The net asset value was also affected in the first six months by SEK -2,261 m. in groupwide items (-3,215), of which the dividend payment represented SEK -1,726 m. (-2,608).

See also Appendix 1 on page 14.

Investor shares

The total return[2] on Investor shares was 14 percent over the first six months of the year (20). The total return was 36 percent over the past 12-month period (-22). In the second quarter, the total return was 2 percent (28).

The average total return on Investor shares has been 15 percent over the past 20-year period.


Average total return, percent
20
15
10
5
0
Reporting period
5 years
10 years
20 years

Average total return (share price performance including reinvested dividends) for Investor shares on June 30, 2004.
Source: SIX AB

The price of the Investor B-share was SEK 77.00 on June 30, 2004, as against SEK 69.50 at year-end 2003.

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on June 30, 2004


Technology (28%)
Healthcare (27%)
Engineering (24%)
Financial Services (15%)
Other (6%)

SEK m.	Technology	Healthcare	Engineering	Financial Services	Other	Total
Core Holdings	21 877	26 703	25 614	16 241	-	**90 435**
New Investments, listed	734	1 064	20	-	-	**1 818**
New Investments, unlisted	5 726	1 676	1 060	317	2 426	**11 205**
Other	1 621	-	-	-	4 380	**6 001**
Total	**29 958**	**29 443**	**26 694**	**16 558**	**6 806**	**109 459**

Core Holdings

A total of SEK 1,022 m. was invested in the Core Holdings portfolio during the first six months of 2004 (0) and was entirely related to the purchase of 4,444,477 shares in Ainax during the second quarter. (Ainax is a newly listed company holding Volvo's former A-shares in Scania.)

Shares were sold for SEK 7,437 m. during the six-month period (50). In connection with Electrolux's share redemption offer, Investor redeemed 461,619 A-shares for SEK 92 m. and also sold 484,340 Electrolux B-share redemption rights for SEK 25 m.

In the first quarter 21,200,000 shares in AstraZeneca were sold for SEK 7,320 m. The sale generated a capital gain of SEK 6,148 m.

Development of Core Holdings

SEK m.	1/1-6/30 2004	1/1-6/30 2003
Capital gains/losses	6 217	-41
Change in surplus value, etc.	4 792	7 993
Change in value	**11 009**	**7 952**
Dividends	1 434	1 478
Operating costs	-75	-72
Effect on net asset value	**12 368**	**9 358**

The value of Investor's core holdings increased by SEK 11,009 m. in the first six months of the year (7,952), of which SEK 1,227 m. during the second quarter (11,936). The change in value includes capital gains/losses and the change in surplus value, etc.

Ericsson and ABB and accounted for most of the increase: SEK 7,742 m. and SEK 1,082 m., respectively, while the value of Investor's holding in AstraZeneca changed by SEK -650 m.



Change in value, Core Holdings
January 1 - June 30, 2004
Ericsson
7 742
ABB
1 082
Scania/Ainax
1 011
Gambro
924
Atlas Copco
692
SEB
415
WM-data
98
OMHEX
10
-119
Saab AB
-196
Electrolux
-650
AstraZeneca
SEK m.
0
2 000
4 000
6 000
8 000

For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 6/30 2004	Market value SEK/share 6/30 2004	Market value SEK m. 6/30 2004	Share price performance[2] 2004 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003
Healthcare									
AstraZeneca	63 465 810	28	21 705	-2	20	4	4	39	29 675
Gambro	68 468 225	7	4 998	23	5	20	26	5	4 074
		35	**26 703**		**25**			**44**	**33 749**
Technology									
Ericsson	810 393 516	24	18 453	72	17	5	38	14	10 711
Saab AB	21 611 925	3	2 237	-5	2	20	36	3	2 356
WM-data	70 265 500	2	1 187	9	1	16	29	1	1 089
		29	**21 877**		**20**			**18**	**14 156**
Engineering									
Atlas Copco	31 454 971	11	8 792	9	8	15	21	11	8 100
ABB	204 115 142	11	8 450	15	8	10	10	10	7 368
Scania	18 170 073	6	4 605	26	4	9	15	5	3 672
Ainax[4]	4 444 477	1	1 100	15	1	16	16		
Electrolux	18 457 571	3	2 667	-9	2	6	26	4	2 980
		32	**25 614**		**23**			**30**	**22 120**
Financial Services									
SEB	138 272 295	20	15 072	3	14	20	21	19	14 657
OMHEX	12 950 507	2	1 169	1	1	11	11	1	1 159
		22	**16 241**		**15**			**20**	**15 816**
Total		**118**	**90 435**		**83**			**112**	**85 841**

1) Holdings, including any shares on loan.
2) Most actively traded class of share. The share price trend for Ainax refers to the period beginning June 8, 2004.
3) After full dilution and adjusted for any repurchases of own shares.
4) One share in the Ainax holding company corresponds to one underlying A-share in Scania.

New Investments

A total of SEK 1,214 m. was invested in the first six months of the year in the New Investments business (1,106), of which SEK 724 m. was in the second quarter. The investments consisted of SEK 570 m. in new investments and SEK 644 m. in follow-on investments. Holdings were sold during the period for SEK 1,519 m. (1,275), of which SEK 674 m. was in the second quarter. Sales generated capital gains totaling SEK 102 m. (73). The decline in the value of listed holdings in the first half of the year was attributable to exits.

Net write-downs were positive and amounted to SEK 482 m. during the six-month period (-230), of which SEK 454 m. in the second quarter (-398). Most of the SEK 482 m. in positive net write-downs was attributable to the sale of shares for which earlier write-downs were reversed and impacted capital gains/losses.

The value of New Investments changed by SEK 471 m. in the first six months of the year (-447), of which SEK -44 m. was in the second quarter (-395).

Development of New Investments

SEK m.	1/1-6/30 2004	1/1-6/30 2003
Capital gains/losses	102	73
Write-downs, net	482	-230
Change in surplus value, etc.	-113	-290
Change in value	**471**	**-447**
Dividends	22	78
Operating costs	-119	-139
Restructuring cost	-75	-
Effect on net asset value	**299**	**-508**

During the period January 1, 1998 to June 30, 2004, the New Investments business increased Investor's net asset value by SEK 1 m. (see table below). The return on realized investments met the minimum return requirement of 20 percent during this period.

New Investments – 10 largest listed holdings[1]

	Sector	Ownership (%)	Share price performance 2004 (%)	Market value[2] (SEK m.) 6/30 2004	Market value[2] (SEK m.) 12/31 2003
Kyphon	H	9	13	573	515
Tessera	T	12	-4	479	568
ISTA	H	20	13	220	188
Intuitive Surgical	H	4	11	155	141
Micronic	T	5	-34	85	125
Amkor	T	1	-55	70	127
Lycos Europe	T	3	-6	64	108
Axcan	H	1	35	63	151
Biotage	H	12	-19	53	65
Nilörn	OTH	15	0	20	19
Other, listed		-	-	36	243
Total, listed				**1 818**	**2 250**
Unlisted				11 205	10 495
Total, New Investments				**13 023**	**12 745**

1) Purchases and sales were made in certain holdings during the year.
2) After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value is affected by exchange rate changes.


New Investments on June 30, 2004
Development stage and per unit
Mature (55%)
Expansion stage (22%)
Early stage (4%)
b-business partners (10%)
Holdings in other funds (9%)
Investor Growth Capital (62%)
EQT (34%)
Investor Capital Partners - Asia Fund (4%)

For more information: ni.investorab.com

New Investments' effect on the change in net asset value

SEK m.	1998	1999	2000	2001	2002	2003	Jan.-June 2004	Total 1998-June 2004
Capital gains/losses (incl. dividends)	709	2 399	3 004	524	297	420	124	**7 477**
Write-downs, net	-344	14	-1 228	-2 802	-1 674	-75	482	**-5 627**
Operating costs	-210	-249	-325	-336	-302	-271	-194[1]	**-1 887**
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**74**	**412**	**-37**
Change in surplus value, etc.	1 162	722	-955	-119	-625	-34	-113	**38**
Effect on the change in net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**40**	**299**	**1**

[1] Of which restructuring cost, SEK -75 m.

New investments by unit

	Market value SEK/share 6/30 2004	Market value SEK m. 6/30 2004	Book value SEK m. 6/30 2004	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003	Book value SEK m. 12/31 2003
Investor Growth Capital	10	8 035	6 570	10	8 169	6 486
EQT	6	4 423	4 390	5	4 033	3 995
Investor Capital Partners – Asia Fund	1	565	565	1	543	543
Total	**17**	**13 023**	**11 525**	**16**	**12 745**	**11 024**



Number of New Investments by size on June 30, 2004*
No.
70
60
50
40
30
20
10
0
0-10
11-50
51-100
101-500
501-
Market value, SEK m.
*Comprising active direct investments, fund investments and companies that will be disposed of.

Investor Growth Capital

The venture capital business continued to benefit from the improving fundamental and financial market environment during the second quarter. Fund raising for new venture funds also reached a two-year high.

In the second quarter, three new investments were made in Cradle Technologies, Greenway Medical and Shoei.

Cradle Technologies, based in California, is a fabless semiconductor company providing flexible and high-quality DSP solutions for video, audio and imaging.

Greenway Medical, based in Georgia, develops and sells software solutions for integrated medical practice management and electronic records.

Shoei is a Japan-based company that develops and sells glass-glass touch panels for the automotive industry and for manufacturers of digital video cameras.

In the second quarter, follow-on investments were made in Aerocrine, Amkor, Atrica, Bredbandsbolaget (B2), EpiGenesis, Gyros and Umetrics, among other companies.

In the second quarter, holdings in Idealab and Alibaba.com were sold in their entirety. In addition, the holding in Lycos Europe was partially divested and, as in the first quarter, part of the holdings in Axcan, Kyphon and Tessera.

In the first quarter, a new investment was made in EpiValley Ltd. An investment in Swedish Orphan International was also announced.

In the first quarter, Investor sold its remaining position in ASM Pacific. Follow-on investments were also made in Bredbandsbolaget (B2) and Ness Display, among other companies.

In the first quarter, measures were announced to reduce costs within Investor Growth Capital's activities (see also page 9). It was also announced that b-business partners will focus only on its current portfolio of holdings.

For more information:
www.investorgrowthcapital.com

EQT

In the second quarter, the sale of Dahl to Saint-Gobain was finalized. The transaction was announced in the first quarter. The divestment of Dahl generated a capital gain of SEK 204 m. for Investor.

Follow-on investments were made in HemoCue, FlexLink, Findus, Eldon Enclosures, Salcomp and Duni.

EQT is currently establishing and raising capital for a new fund, EQT IV. The fund will have the same focus as EQT III (formerly EQT Northern Europe). Investor's investment in the fund will amount to approximately EUR 500 m., corresponding to about 20 percent of EQT IV's total capital commitments.

In the first quarter, Vaasan & Vaasan was sold to Capinvest and a follow-on investment was made in Finn-Power. The investment in Sirona was completed during the first quarter.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

Investor Capital Partners-Asia Fund made no additional investments or divestments during the six-month period.

The fund currently has three investments in its portfolio: Cosmetic Group, Kingclean and Memorex.

For more information: www.investorcapitalpartners.com

Other Holdings

Other Holdings

	6/30 2004 SEK/ share	6/30 2004 SEK m.	12/31 2003 SEK/ share	12/31 2003 SEK m.
Hi3G	2	1 621	2	1 621
Fund investments	1	742	1	801
Other	0	2	1	502
Total, Other Holdings	**3**	**2 365**	**4**	**2 924**

Hi3G

During the first half of the year, the mobile operator 3 launched a number of new services and 3G handset models that are having a positive impact in attracting new subscribers.

3 will have approximately 60 dedicated 3 stores in Sweden and Denmark before year-end 2004.

In June, 3 and three other 3G operators submitted an application to Sweden's National Post and Telecom Agency to change the license terms for the 3G buildout in Sweden. The application concerned signal strength and the buildout schedule. In connection with the application, the parties also agreed on mast-sharing in Norrland, in the north of Sweden.

As reported earlier, Investor estimates that its total capital contribution to Hi3G, in the form of shareholder's contributions, will be between SEK 4 bn. and SEK 5 bn. The intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis. To date, Investor has obtained its own loans for the loan financing of Hi3G. However, the loans are expected to be transferred to external project financing to Hi3G in the future.

In April, an agreement was reached with the European Investment Bank (EIB) for a SEK 1,800 m. loan facility covering Investor's share of Hi3G's loan financing.

In the first half of 2004, SEK 930 m. was provided to Hi3G in the form of loans, of which SEK 649 m. in the second quarter.

Investor's financing of Hi3G

	1/1-6/30 2004	12/31 2003	Total
Shareholder's contributions	-	1 648	**1 648**
Loans[1]	930	1 800	**2 730**
Total	**930**	**3 448**	**4 378**

[1] Included in "Other assets and liabilities" in the net asset value table.

For more information: www.tre.se

Other

As announced earlier, Investor sold all its shares in Fiskars in April. The holding comprised 3,731,197 A-shares and 1,012,800 K-shares that were sold for SEK 418 m., generating a capital gain of SEK 256 m.

Other Operations

Other Operations

	6/30 2004 SEK/ share	6/30 2004 SEK m.	12/31 2003 SEK/ share	12/31 2003 SEK m.
The Grand Group	2	1 475	1	1 075
Land and real estate	1	300	1	300
Active portfolio management	0	105	0	102
Other	0	79	0	84
Total, Other Operations	**3**	**1 959**	**2**	**1 561**

The Grand Group

The result after net financial items for The Grand Group was SEK -34 m. in the first six months of the year (-20), of which SEK -11 m. consisted of expensed renovation work (-14).

In the first quarter, the Grand Group purchased three buildings on Blasieholmen, in downtown Stockholm, for SEK 400 m.

For more information: www.grandhotel.se

Active portfolio management

Investor's active portfolio management activities generated trading income of SEK 3 m. in the first six months of 2004 (36).

Consolidated results

Operating costs amounted to SEK 231 m. in the first six months of the year (255), down 9 percent, compared with the corresponding period of last year.

Income after financial items totaled SEK 7,841 m. during the six-month period (686). The amount includes a capital gain of SEK 6,148 m. on the sale of AstraZeneca shares.

Income for the six-month period (after tax) totaled SEK 7,732 m. (611), corresponding to SEK 10.08 per share (0.80).

A provision was made in the first quarter for SEK 100 m. in restructuring costs, which was charged against income for the six-month period.

A more detailed description of operations is provided as a table in Appendix 1 on page 14.

Consolidated net debt

Consolidated net debt was SEK 15,916 m. at the close of the period, as against SEK 20,593 m. at year-end 2003. Investor's net debt amounted to 15 percent of total assets, compared with 20 percent at year-end 2003.

Cash and cash equivalents amounted to SEK 12,551 m. on June 30, 2004, as against SEK 9,803 m. at year-end 2003. During the remainder of 2004, SEK 642 m. of outstanding loans will be due for payment. In 2005, SEK 3,627 m. of outstanding loans will be due for payment.



Consolidated net debt
SEK bn.
Percent
25
20
15
10
5
0
25
20
15
10
5
2000
2001
2002
2003
6/30 2004
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Parent Company

Share capital

Investor's share capital on June 30, 2004 amounted to SEK 4,795 m. (SEK 4,795 m. on December 31, 2003).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Income and investments

Income after financial items totaled SEK 6,593 m. in the first half of 2004 (275), of which SEK 5,053 m. consisted of realized results and write-downs in holdings (-37).

During the six-month period SEK 3,146 m. was invested in financial fixed assets (1,093), of which SEK 40 m. in Group companies (814). Sales of financial fixed assets totaled SEK 7,861 m. (780), of which SEK 321 m. was attributable to holdings in Group companies (471).

Current receivables amounted to SEK 2,196 m. on June 30, 2004, as against SEK 1,576 m. on December 31, 2003. Short-term debt amounted to SEK 17,244 m., compared with SEK 20,646 m. at year-end 2003. Shareholders' equity amounted to SEK 56,934 m. on June 30, 2004, compared with SEK 52,121 m. at year-end 2003.

As noted in Investor's latest annual report (page 69), the Parent Company was not granted the possibility to completely deduct foreign tax (withholding tax on dividends) and appealed the taxation. The charged tax was not expensed while awaiting the decision of the county administrative court. In the second quarter, the court ruled in Investor's favor on June 23, 2004, giving Investor the right to the deduct the entire tax. Investor's earnings will not be affected as a result.

Other

Measures to realign the organization

In the first quarter it was announced that parts of the organization would be realigned and that costs would be reduced within the New Investments business, but also within certain corporate functions. This adjustment process is expected to reduce annual costs by about SEK 75 m. These cost savings will be achieved in full within one or two years.

As a result of these organizational adjustments, close to 30 employees will gradually leave Investor. As of June 30, 2004, approximately 20 of these employees had left Investor. Investor's wholly owned investment organization had 160 employees at the end of the six-month period.

Information about affiliated parties

In accordance with market practice and the principles applying to previously established EQT funds, senior staff in EQT and members of EQT IV's investment committee may subscribe for shares in a company that administrates the new EQT IV fund. In his position as chairman of EQT IV's investment committee, Claes Dahlbäck has subscribed for 2 percent of the company's capital, which carries the obligation to provide approximately EUR 500,000 for investments that the company makes in the fund. This is done on the same terms that apply to Investor and other partners.

Accounting principles

When preparing this net asset value report, the same accounting principles and calculation methods have been applied as those used in the preparation of the latest annual report and the formal interim reports, with the following exceptions:

- In net asset value reports, holdings in associated companies are reported in accordance with the acquisition value method; in the annual report and interim reports, associated companies are reported in accordance with the equity method.
- As of January 1, 2004, Investor is applying Recommendation No. 29 of the Swedish Financial Accounting Standards Council. The effect of adopting this accounting principle, which is reported as a change in shareholders' equity, applies to the calculation of pension commitments and amounts to SEK -100 m.
- As of January 1, 2004, other administrative expenses in Novare, The Grand Group, EQT and Investor Capital Partners – Asia Fund are reported under "Cost of goods and services sold" in the consolidated income statement. Comparative figures have been adjusted accordingly. These costs were previously reported under "Operating costs".

Valuation principles for New Investments

The valuation of listed holdings within New Investments is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Reporting in accordance with IFRS

In accordance with the requirements that listed companies in the EU will have to meet as of 2005, Investor is preparing to adopt the International Financial Reporting Standards (IFRS).

Based on current IAS/IFRS and the proposed amendments to these standards, Investor has identified the principles and internal procedures that will have to be changed to comply with the regulations. For Investor, it is primarily the rules in IAS 39, encompassing the reporting of financial instruments, which will affect reported figures, compared with today. The recommendation specifies that financial instruments, comprising investments in equity instruments and the loan portfolio in Investor, shall, in most cases, be reported at fair value, instead of at the lower of acquisition value and fair value currently used. To the extent that changes in fair value are reported

in the income statement, they will generate greater volatility in results, compared with current principles.

When financial instruments are shown at fair value, reported shareholders' equity in Investor's formal reporting will approach Investor's net asset value (assets less liabilities at fair value) and the income statement will show the development of the investment portfolio's value to a greater extent than before.

The introduction of IAS/IFRS will also significantly impact the reporting of employee stock option and share programs. In accordance with IFRS 2, which applies to share-based payments, such payments are to be recognized as an expense in the income statement as the issued employee stock options/shares are vested.

In accordance with IAS 16, which applies to property, plant and equipment, the reporting of property used within operations is based on a component approach, which for Investor will involve changes to procedures for capitalizing and depreciating such property. These changes are estimated to have a very limited impact on the income statement and balance sheet.

The above scenarios, and the exact classifications and measurements that Investor will use to report in accordance with IAS/IFRS, will depend on the outcome of the current proposed amendments to IAS 39 and which recommendations that the EU will endorse for implementation in 2005.

Interim reports in 2004

In the interim reports for 2004, Investor's associated companies are reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor waits for the interim reports of associated companies before it prepares its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor releases two reports per quarter (see "Upcoming financial events"): a net asset value report that is based on the acquisition value method, like earlier interim reports, and a formal interim report prepared in accordance with the equity method.

Upcoming financial events

	2004
August 27	Formal Interim Report, January-June
October 12	Net Asset Value Report, January-September
November 26	Formal Interim Report, January-September
	2005
January 19	Net Asset Value Report for 2004
February 28	Formal Year-end Report for 2004
April 11	Annual General Meeting
April 11	Net Asset Value Report, January-March

Stockholm, July 12, 2004

M. Wallenberg

Marcus Wallenberg

President and Chief Executive Officer

For more information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 735-24 21 41
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President, Corporate Communications: +46 8 614 2031, +46 735-24 20 31
fredrik.lindgren@investorab.com

Oscar Stege Unger, Investor Relations Manager:
+46 8 614 20 59, +46 70 624 20 59
oscar.stege.unger@investorab.com

www.investorab.com

Investor AB (publ), Org. no. 556013-8298
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: + 46 8 614 20 00
Fax: + 46 8 614 21 50
info@investorab.com

This net asset value report has not been subject to review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2004 1/1-6/30	2003 1/1-6/30	2004 4/1-6/30	2003 4/1-6/30
Core Holdings				
Dividends	1 434	1 478	1 135	1 113
Capital gains/losses	6 217	-41	69	-
Operating costs	-75	-72	-32	-33
Net income - Core Holdings	**7 576**	**1 365**	**1 172**	**1 080**
New Investments				
Dividends	22	78	22	36
Capital gains/losses and write-downs	584	-157	16	-300
Operating costs	-119	-139	-53	-69
Restructuring cost	-75	-	-	-
Net income - New Investments	**412**	**-218**	**-15**	**-333**
Other Holdings				
Dividends	45	45	33	16
Capital gains/losses and write-downs	320	22	283	17
Operating costs	-4	-4	-2	-2
Net income - Other Holdings	**361**	**63**	**314**	**31**
Other Operations				
Net sales	328	335	179	181
Cost of goods and services sold	-340	-347	-179	-175
Net income, active portfolio management	3	36	-19	39
Operating costs	-15	-21	-9	-12
Net income - Other Operations	**-24**	**3**	**-28**	**33**
Groupwide operating costs	-18	-19	-9	-10
Restructuring cost	-25	-	-	-
Operating income	**8 282**	**1 194**	**1 434**	**801**
Net financial items	-441	-508	-239	-262
Income after financial items	**7 841**	**686**	**1 195**	**539**
Tax on net income for the period	-105	-72	-98	-40
Minority interest in net income for the period	-4	-3	-1	-1
Net income for the period	**7 732**	**611**	**1 096**	**498**
Earnings per share before and after dilution, SEK	**10.08**	**0.80**	**1.43**	**0.65**

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2004 6/30	2003 12/31
Assets		
Tangible fixed assets	1 892	1 330
Shares and participations	67 086	67 009
Receivables	4 030	3 278
Cash and cash equivalents	12 551	9 803
Total assets	**85 559**	**81 420**
Shareholders' equity and liabilities		
Shareholders' equity	53 277	47 103
Provision for pensions	238	286
Other provisions	947	756
Loans	28 229	30 110
Other liabilities	2 868	3 165
Total shareholders' equity and liabilities	**85 559**	**81 420**

Net debt		
Cash and cash equivalents	12 551	9 803
Loans	-28 229	-30 110
Provision for pensions	-238	-286
Total net debt	**-15 916**	**-20 593**

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2004 6/30	2003 12/31
Opening balance as per balance sheet	**47 103**	**49 345**
Effect of change in accounting policy	-	-100
Opening balance adjusted for change in accounting policy	**47 103**	**49 245**
Dividend to shareholders	-1 726	-2 608
Effect of employee stock option programs (hedging, etc.)	47	75
Exchange rate differences	121	-538
Net income for the period	7 732	929
Closing balance for the period	**53 277**	**47 103**

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2004 1/1-6/30	2003 1/1-6/30
Cash flows from operating activities		
Core Holdings		
Dividends received	1 434	1 477
New Investments		
Dividends received	14	80
Other Holdings		
Dividends received	45	45
Active portfolio management, Other Operations and operating costs		
Payments received	14 008	9 298
Payments made	-14 291	-9 765
Cash flows from operating activities before net interest income/expense and income taxes	**1 210**	**1 135**
Interest received/paid	-604	-567
Income taxes paid	-128	-288
Cash flows from operating activities	**478**	**280**
Cash flows from investing activities		
Core Holdings		
Acquisitions	-1 022	-
Sales	7 437	50
New Investments		
Acquisitions, etc.	-1 293	-1 158
Sales	1 540	1 325
Other Holdings		
Acquisitions, etc.	-33	-285
Increase in long-term receivables	-870	-480
Sales	561	259
Acquisitions of tangible fixed assets	-453	-63
Sales of tangible fixed assets	-	4
Cash flows from investing activities	**5 867**	**-348**
Cash flows from financing activities		
Loans raised	899	7 015
Loans amortized	-2 731	-2 542
Change in short-term borrowing, net	-50	1 549
Dividends paid	-1 726	-2 608
Cash flows from financing activities	**-3 608**	**3 414**
Cash flows for the period	**2 737**	**3 346**
Cash and cash equivalents, opening balance	**9 803**	**5 361**
Effect of exchange rate changes	11	-18
Cash and cash equivalents, closing balance	**12 551**	**8 689**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-6/30 2004

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 434	22	45	29		1 530
Capital gains/losses	6 217	102	266	-38 [1]		6 547
Write-downs, net		482	54	12		548
Other revenues and expenses				-12 [2]		-12
Operating costs	-75	-119	-4	-15	-18	-231
Restructuring cost		-75			-25	-100
Operating income	**7 576**	**412**	**361**	**-24**	**-43**	**8 282**
Net financial items					-441	-441
Tax and minority interest					-109	-109
Income for the period	**7 576**	**412**	**361**	**-24**	**-593**	**7 732**
Change in surplus value	4 792	-223	-297	34		4 306
Other (currency, etc.)		110			58	168
Dividends paid					-1 726	-1 726
Effect on net asset value	***12 368***	***299***	***64***	***10***	***-2 261***	***10 480***

Net asset value by business area 6/30 2004

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	52 242	11 525	2 344	1 405	1 677	69 193
Accumulated surplus value	38 193	1 498	21	554		40 266
Net debt					-15 916	-15 916
Total net asset value	***90 435***	***13 023***	***2 365***	***1 959***	***-14 239***	***93 543***

Performance by business area 1/1-6/30 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 478	78	45	13		1 614
Capital gains/losses	-41	73	-76	37 [1]		-7
Write-downs, net		-230	98	-14		-146
Other revenues and expenses				-12 [2]		-12
Operating costs	-72	-139	-4	-21	-19	-255
Operating income	**1 365**	**-218**	**63**	**3**	**-19**	**1 194**
Net financial items					-508	-508
Tax and minority interest					-75	-75
Income for the period	**1 365**	**-218**	**63**	**3**	**-602**	**611**
Change in surplus value	7 993	-51	48	83		8 073
Other (currency, etc.)		-239			-5	-244
Dividends paid					-2 608	-2 608
Effect on net asset value	***9 358***	***-508***	***111***	***86***	***-3 215***	***5 832***

Net asset value by business area 6/30 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 810	11 064	2 754	856	-327	66 157
Accumulated surplus value	19 396	1 272	292	637		21 597
Net debt					-19 153	-19 153
Total net asset value	***71 206***	***12 336***	***3 046***	***1 493***	***-19 480***	***68 601***

[1] Capital gains/losses refer to active portfolio management activities, of which sales amounted to SEK 13,602 m. (11,173).

[2] Net sales amounted to SEK 328 m. (335) and refer primarily to The Grand Group and EQT Partners.